December 19, 2024

Bracebridge Young
Chief Executive Officer
FTAC Emerald Acquisition Corp.
2929 Arch Street, Suite 1703
Philadelphia, PA 19104

       Re: FTAC Emerald Acquisition Corp.
           Amendment No. 1 to Registration Statement on Form S-4
           Filed November 27, 2024
           File No. 333-282520
Dear Bracebridge Young:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 7, 2024 letter.

Amendment No. 1 to Registration Statement on Form S-4
Risk Factors
Risks Related to Fold's Business and Industry
We are subject to an extensive, highly-evolving and uncertain regulatory landscape, page 41

1. Please revise this risk factor to discuss the recent bankruptcy of Synapse Financial
       Technologies, Inc. and any material effects on the regulatory environment, including but not limited to the proposed rulemaking by FDIC relating to recordkeeping requirements.
 December 19, 2024
Page 2
Other Risks Related to Fold's Business and Financial Position
A temporary or permanent blockchain "fork", page 61

2. We note your revised disclosure in response to prior comment 15. Please advise us as to how you will determine prior to "distribut[ing] such forked assets proportionally to customers based on their bitcoin holdings" whether the forked assets are "securities"
       within the meaning of Section 2(a)(1) of the Securities Act and whether such distribution has any implications under the federal securities laws. Information About Fold
Our Products and Services
Rewards Network, page 191

3. We note your response to prior comment 26 and revised disclosures. We also note that you try to match the cost basis of customer rewards with the cost basis of your
       Rewards Treasury, so you typically purchase bitcoin once per day in an amount that approximates the amount of rewards earned by customers on that day; and that when the balance of your Rewards Treasury falls below the balance of your corresponding customer rewards liability, you may utilize excess bitcoin reserves from your
       Investment Treasury to fulfill customer liabilities. Please revise to clarify:

             How often you assess the discrepancy between your customer rewards liability, the balance of your Rewards Treasury, and the balance of your
           Investment Treasury; and
             How often you purchase bitcoin with the intention to hold in the Investment
           Treasury as long-term investments.
Custody & Trading, page 192

4. Please revise to describe how customers "interact directly through Fold s mobile application to buy bitcoin via spot trades, recurring trades, direct deposits, and by rounding up spare change on Fold Card purchases," and include step-by-step
       descriptions and timing of how "[e]ach of those transactions are executed by the user
       through Fold   s mobile application and processed via the Bitcoin
Service Provider to
       which the user is assigned."
5. We note your statement here and throughout that your "Bitcoin Service Providers are both qualified custodians that offer institutional-grade custody, liquidity, and security solutions for digital assets, specializing in multi-signature wallets and cold storage services for bitcoin." Please revise to define the term "qualified custodian."
How Fold Users Access Fold Products and Services, page 193

6. We note your response to prior comments 6 and 27, and re-issue in part. Please revise to clarify:

             Whether the "funds" that are deposited to or withdrawn from a Fold pre-paid debit card are denominated in fiat currency and/or bitcoin, and if any portion of the funds deposited to and withdrawn from the pre-paid debit card are in bitcoin, how and when the exchange rates are determined, and how and when they are
 December 19, 2024
Page 3

           converted to fiat currency. In this respect, we note your statement on page 210 that you recently added the ability for users to deposit bitcoin into Fold to use as a funding method;
             How you offer eligible customers the ability to "insure" bitcoin; How your customers buy and sell bitcoin, and identify the bitcoin exchanges
           through which such transactions are conducted, including
step-by-step
           descriptions of the process and timing for buying and selling bitcoin via the exchanges, and how and when the exchange rates for these transactions are determined;
             Whether the earned rewards that are available via the    Reward
tab in the Fold
           app are denominated only in bitcoin; and
             Which rewards or benefits are available through the "Daily Spin Wheel," whether they are denominated in fiat currency and/or bitcoin, how you calculate the cost basis of the rewards if denominated in bitcoin, and how and when they are deposited into and redeemed from customer accounts.
Regulatory Environment, page 202

7. Please revise this section to describe how you and your Bitcoin Service Providers are licensed and regulated in relevant jurisdictions, including a more expansive discussion of the laws and regulations that apply to your businesses and activities.
Fold Management's Discussion and Analysis of Financial Condition and Results of Operations
Recent Developments, page 210

8. Please revise to provide more details as to how you "added support for users from the state of Texas for [your] bitcoin exchange product."
       Please contact Kate Tillan at 202-551-3604 or David Irving at 202-551-3321 if you
have questions regarding comments on the financial statements and related matters. Please contact Austin Stanton at 202-551-2197 or Lulu Cheng at 202-551-3811 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Crypto
Assets